UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

________________

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated September 6, 2012.

Exhibit 99.1

Golar LNG: Insider Transaction

Golar LNG Limited ("Golar" or the "Company") advises that Board member Tor Olav Troim has on 6 September 2012 extended a forward contract in respect of 200,000 shares in the Company. The new forward contract expires on 6 March 2013 at a price of NOK 79.5282 per share.

After this trade, Mr. Troim has an exposure of 386,001 Golar shares under options and forward contracts and ownership of 358,188 Golar shares through Drew Investments, a company he controls.

Golar LNG Limited
Hamilton, Bermuda
September 6, 2012

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: September 6, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer